Emo Capital Corp.

115 He Xiang Road

Bai He Village, Qing Pu

Shanghai, China, 200000

January 31, 2008

Mark P. Shuman, Branch Chief-Legal

Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Emo Capital Corp.

Amendment No.1 to Registration Statement on Form SB-2

Filed December 3, 2007

File No. 333-145884

Dear Mr. Shuman:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Emo Capital Corp. via facsimile at 011 852 2369 2301.

1. Please find an updated set of financial statements attached to the filing.

Sincerely,

Juanming Fang

President